Exhibit 99.1

Riot Proposes to Acquire Bitfarms for US$2.30 Per Share to Create the World’s Largest Publicly Listed Bitcoin Miner

Proposal Would Deliver Shareholders Substantial Value, Reflecting a 24% Premium to Bitfarms’ One-Month Volume Weighted Average Price

Combination Would Enhance Bitfarms’ Financial Profile, Enabling Investments in Future Growth and Providing a Compelling Opportunity to Participate in Significant Upside of the Combined Company

Riot Has Acquired a 9.25% Stake to Become Bitfarms’ Largest Shareholder; Intends to Requisition a Special Meeting of Bitfarms’ Shareholders to Add New Independent Directors to Bitfarms’ Board

CASTLE ROCK, Colo., May 28, 2024 – Riot Platforms, Inc. (NASDAQ: RIOT) (“Riot” or the “Company”) today announced that it has made a proposal to the Bitfarms Board of Directors (the “Bitfarms Board”) to acquire all of the outstanding shares of Bitfarms Ltd. (NASDAQ/TSX: BITF) (“Bitfarms”) at a price of US$2.30 per Bitfarms common share (the “Proposal”). Riot also announced that it has accumulated a 9.25% stake in Bitfarms to become Bitfarms’ largest shareholder.

The Proposal represents a 24% premium to Bitfarms’ one-month volume-weighted average share price as of May 24, 2024. Further, it represents a 20% premium to Bitfarms’ share price on April 19, 2024, the last day of trading prior to Riot’s initial proposal to the Bitfarms Board. The Proposal represents approximately US$950 million in total equity value.

The consideration offered to Bitfarms’ shareholders under the Proposal consists of cash and Riot common stock and would result in Bitfarms’ shareholders owning up to approximately 17% of the combined company. This cash and stock Proposal would provide Bitfarms’ shareholders with a substantial premium and immediate cash value, as well as significant potential for future value creation through participation in a financially and commercially stronger company with a well-defined strategy, led by an established and proven management team.

The Proposal was originally delivered privately to the Bitfarms Board on April 22, 2024. However, the Bitfarms Board rejected it without engaging in substantive dialogue with Riot. Moreover, new allegations in a lawsuit brought by Bitfarms’ recently terminated CEO, if accurate, raise serious questions about whether certain directors are committed to acting in the best interests of all shareholders. As a result, Riot believes it is necessary to disclose its Proposal directly to Bitfarms’ shareholders. Following Bitfarms’ Annual General and Special Meeting, scheduled for May 31, 2024, Riot intends to requisition a Special Meeting of Bitfarms’ shareholders to add new, well-qualified and independent directors to the Bitfarms Board.

Riot and Bitfarms Together: Compelling Strategic Rationale

The proposed combination is compelling for shareholders of both companies, as it would:

•	Create the premier and largest Bitcoin miner globally: The transaction would create a vertically-integrated Bitcoin mining company with approximately 1 GW of current power capacity and 19.6 EH/s of current self-mining capacity, with up to 1.5 GW of power capacity and 52 EH/s of self-mining capacity by year-end, a scale that Riot believes will be substantially larger than any other publicly listed Bitcoin mining company globally. Bitfarms’ vertically-integrated business model aligns well with Riot’s, and Riot is confident that a combined company will drive further strategic and financial benefits to both sets of shareholders.

•	Provide geographic diversification of sites well-positioned for expansion and long-term growth: The combined company would have 15 facilities across the United States, Canada, Paraguay and Argentina, with up to 2.2 GW of total power capacity when fully developed. The global capabilities and geographic diversity of the combined sites will be highly differentiated and the Company believes this would allow for continued expansion into operating environments with favorable energy arrangements.

•	Utilize Riot’s strong financial profile to drive future growth: Bitfarms will benefit from Riot’s strong balance sheet, with de minimis corporate debt, and more than US$700 million in cash on hand and 8,872 unencumbered Bitcoin as of April 30, 2024 – both approximately 10 times greater than that held by Bitfarms, enabling Riot to fully finance Bitfarms’ growth plans. Riot is also confident that the financial profile of the combined company will unlock for Bitfarms the access to public equity markets that Riot benefits from today.

Benjamin Yi, Executive Chairman of Riot, said, “A combination of Bitfarms and Riot would create the premier and largest publicly listed Bitcoin miner globally, with geographically diversified operations well-positioned for long-term growth. We were disappointed to learn that the Bitfarms Board rejected our compelling Proposal without engaging in substantive dialogue with us. While we have long respected Bitfarms’ business and management team, we are confident that Bitfarms’ shareholders will agree that this Proposal represents a significantly more attractive alternative for Bitfarms than its standalone trajectory.”

Jason Les, Chief Executive Officer of Riot, added, “We are deeply concerned that the founders on the Bitfarms Board – Nicolas Bonta and Emiliano Grodzki – may not be acting in the best interests of all Bitfarms shareholders. The abrupt termination of the Bitfarms CEO without a transition plan in place at a critical period of execution for Bitfarms and the industry, as well as the allegations, if accurate, regarding the actions of certain members of the Bitfarms Board set out in the lawsuit filed by that recently terminated CEO, raise serious governance questions. This is why we intend to call a Special Meeting to give shareholders a chance to bring needed change to the Bitfarms Board and make repairing Bitfarms’ broken corporate governance and maximizing value for all Bitfarms’ shareholders their top priorities.”

The Proposal to acquire Bitfarms has been unanimously approved by the Board of Directors of Riot. While the Proposal is non-binding and subject to customary conditions (including entering into a definitive transaction agreement), any transaction would not be subject to a financing condition nor require a Riot shareholder vote. There can be no assurance that a transaction between Riot and Bitfarms will be consummated.

Citi is serving as financial advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP and Davies Ward Phillips & Vineberg LLP are serving as legal advisors to Riot in connection with the proposed transaction.

The full text of the letter sent to Bitfarms’ Board today is below:

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May 28, 2024

Board of Directors

Bitfarms Ltd.

110 Yonge Street, Suite 1601

Toronto, ON M5C 1T4

Dear Directors:

We were surprised by your swift rejection of our April 22nd proposal without the benefit of a thorough and informed evaluation. Further, we are disappointed that we have not been able to engage with you in any meaningful way regarding the strategic and financial merits of combining our two companies given the historic opportunity this would afford Bitfarms’ shareholders. Based on the serious governance questions raised below, we believe that the confidentiality agreement that you demanded we execute – which originally included a standstill of more than three years – was designed to give the Bitfarms Board complete control over whether our proposal was properly considered irrespective of the best interests of Bitfarms’ shareholders.

As you know, this is not the first time we have expressed an interest in discussing a potential combination with you, and after repeated attempts to do so have not progressed, we have decided to publicly disclose our proposal. Bitfarms’ shareholders should have the opportunity to decide if they prefer the substantial premium and high degree of certainty offered by our proposal, or if they would rather continue to accept the significant risk that Bitfarms can realize its full potential for shareholders through the execution of its strategic plan given Bitfarms’ problematic governance structure and the Board’s recent concerning actions.

Moreover, as the single largest shareholder of Bitfarms, with ownership of 9.25% of Bitfarms’ common shares, we are deeply concerned that the founders on Bitfarms’ Board – Nicolas Bonta and Emiliano Grodzki – may be entrenching themselves rather than acting in the best interests of all Bitfarms’ shareholders. These concerns have only been heightened by the abrupt termination of the Bitfarms CEO without a transition plan in place during a critical period of execution for Bitfarms and the industry, as well as the allegations, if accurate, made against certain members of Bitfarms’ Board by the ex-CEO in his lawsuit. In light of our serious governance concerns, we currently intend to requisition a special meeting of Bitfarms’ shareholders, at which we would nominate several well-qualified and independent directors to join the Bitfarms Board.

As we have transparently discussed in the past, we firmly believe that a combination of Bitfarms and Riot would create the premier and largest publicly listed Bitcoin miner globally, with a combined pro forma 19.6 EH/s of current self-mining capacity, 52 EH/s of self-mining capacity forecasted by year-end, a stronger financial position to support Bitfarms’ growth plans and unmatched geographically diversified operations. We are confident that a combination of our two companies would generate significant benefits for stakeholders of both Bitfarms and Riot.

We reiterate our original proposal to acquire 100% of Bitfarms’ common shares at a price of US$2.30 per share. This represents a premium of 24% to Bitfarms’ one-month volume-weighted average share price as of May 24, 2024. The consideration offered to Bitfarms’ shareholders under the proposal will consist of a mix of cash and Riot common stock that would result in Bitfarms’ shareholders owning up to approximately 17% of the outstanding common stock of the combined company upon consummation of a merger between Bitfarms and Riot. The proposed transaction will not require Riot shareholder approval and there will be no financing contingency for the cash portion of the purchase price.

We believe that our proposal offers compelling value for Bitfarms’ shareholders, with a significant premium above Bitfarms’ recent share price. The opportunity to receive Riot common stock will allow Bitfarms’ shareholders to participate in the significant upside potential of what will become the largest publicly listed Bitcoin miner. Given our successful experience in executing strategic transactions, particularly evidenced by our acquisition of Whinstone US, Inc. in 2021, we are extremely confident that a transaction with Riot will be in the best interests of all of Bitfarms’ shareholders.

Riot’s vision is to be the world’s leading Bitcoin-driven infrastructure platform. Our industry-leading, vertically-integrated approach to mining is demonstrated by the 700 MW of operating capacity at our Rockdale Facility, believed to be the largest Bitcoin mining facility in North America, and our recently energized Corsicana Facility, which will have one gigawatt of total capacity when fully developed. We are strong believers in the vertically-integrated business model for Bitcoin mining and believe that Bitfarms’ strategy aligns well with ours.

Our plan is for Bitfarms to operate as Riot’s international expansion arm and for Bitfarms’ well-respected management team to stay on and work together with us to aggressively pursue expansion and increase economies of scale across our combined sites. Bitfarms would also benefit from Riot’s balance sheet strength, with de minimis corporate debt, more than US$700 million in cash on hand and 8,872 unencumbered Bitcoin as of April 30, 2024, and significant access to public equity markets, all of which will enable Riot to fully finance Bitfarms’ growth plans.

The proposed transaction is our highest strategic priority and has the full support of our entire Board of Directors. Together with our advisors, we have invested considerable time in the preparation of this proposal based on publicly available information.

This letter constitutes a non-binding proposal and is not intended to be legally binding, to constitute an offer capable of acceptance or to grant or impose any rights, obligations, or liability on any part. The final terms and conditions of a transaction would be subject to the approval of our respective Boards of Directors and the finalization of mutually acceptable arrangement and support agreements.

On behalf of our Board of Directors and management team, we would like to reiterate our commitment to the successful combination of our two organizations. We look forward to hearing your response and to working with your shareholders to create the world’s leading Bitcoin mining company.

Yours sincerely,

Benjamin Yi, Executive Chairman	Jason Les, Chief Executive Officer

***

About Riot Platforms, Inc.

Riot’s (NASDAQ: RIOT) vision is to be the world’s leading Bitcoin-driven infrastructure platform. Our mission is to positively impact the sectors, networks, and communities that we touch. We believe that the combination of an innovative spirit and strong community partnership allows the Company to achieve best-in-class execution and create successful outcomes.

Riot is a Bitcoin mining and digital infrastructure company focused on a vertically integrated strategy. The Company has Bitcoin mining operations in central Texas and electrical switchgear engineering and fabrication operations in Denver, Colorado.

For more information, visit www.riotplatforms.com.

Non-Binding Proposal

Riot cautions Riot shareholders, Bitfarms shareholders and others considering trading in Riot securities or Bitfarms securities that the Proposal referred to in this press release is non-binding, does not constitute and should not be construed as an offer or intention to make an offer directly to Bitfarms shareholders, and there can be no assurance that any definitive offer will be made by Riot, that Bitfarms will accept any offer made by Riot, that any agreement will be entered into by Riot and Bitfarms or that the Proposal or any other transaction will be approved or consummated. Riot does not undertake any obligation to provide any updates with respect to the proposed transaction, except as required by applicable law.

Cautionary Note Regarding Forward Looking Statements

Statements contained herein that are not historical facts constitute “forward-looking statements” and “forward-looking information” (together, “forward-looking statements”) within the meaning of applicable U.S. and Canadian securities laws that reflect management’s current expectations, assumptions, and estimates of future events, performance and economic conditions. Such forward-looking statements rely on the safe harbor provisions of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 and the safe harbor provisions of applicable Canadian securities laws. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Words and phrases such as “anticipate,” “believe,” “combined company,” “create,” “drive,” “expect,” “forecast,” “future,” “growth,” “intend,” “hope,” “opportunity,” “plan,” “potential,” “proposal,” “synergies,” “unlock,” “upside,” “will,” “would,” and similar words and phrases are intended to identify forward-looking statements. These forward-looking statements may include, but are not limited to, statements concerning: uncertainties as to whether any definitive offer will be made by Riot or Bitfarms will accept any offer made by Riot; whether Bitfarms will enter into discussions with Riot regarding the proposed combination of Riot and Bitfarms; the outcome of any such discussions, including the possibility that the terms of any such combination will be materially different from those described herein; the conditions to the completion of any combination, including the receipt of Bitfarms shareholder approval and the receipt of all required regulatory approvals; the future performance, results of operations, liquidity and financial position of each of Riot, Bitfarms and the company resulting from the combination of Riot and Bitfarms; the possibility that the combined company may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all; the integration of Bitfarms’ operations with those of Riot and the possibility that such integration may be more difficult, time-consuming and costly than expected or that operating costs and business disruption may be greater than expected in connection with the proposed transaction. Such forward-looking statements are not guarantees of future performance or actual results, and readers should not place undue reliance on any forward-looking statement as actual results may differ materially and adversely from forward-looking statements. Detailed information regarding the factors identified by the management of Riot, which they believe may cause actual results to differ materially from those expressed or implied by such forward-looking statements in this press release, may be found in Riot’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the risks, uncertainties and other factors discussed under the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” of Riot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 23, 2024, and the other filings Riot has made or will make with the SEC after such date, copies of which may be obtained from the SEC’s website at www.sec.gov. All forward-looking statements contained herein are made only as of the date hereof, and Riot disclaims any intention or obligation to update or revise any such forward-looking statements to reflect events or circumstances that subsequently occur, or of which Riot hereafter becomes aware, except as required by applicable law.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer, or an intention to offer, to subscribe for or buy or an invitation to purchase or subscribe for any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Such an offer to purchase securities would only be made pursuant to a registration statement, prospectus, tender offer, takeover bid circular, management information circular or other regulatory filing filed by Riot with the SEC and available at www.sec.gov or filed with applicable Canadian securities regulatory authorities on SEDAR+ and available at www.sedarplus.ca. This press release is not intended to, and does not, solicit a proxy from any shareholder of Bitfarms. Such a solicitation of proxies would only be made pursuant to a proxy circular filed with applicable Canadian securities regulatory authorities on SEDAR+ and available at www.sedarplus.ca or pursuant to an exemption from the proxy solicitation rules under applicable Canadian securities law.

Important Information for Investors

This communication relates to a proposal that Riot has made for a business combination transaction with Bitfarms. In furtherance of this proposal and subject to future developments, Riot (and, if applicable, Bitfarms) may file one or more registration statements, prospectuses, management information circulars, proxy statements, proxy circulars, tender offers, takeover bid circulars or other documents with the SEC and applicable Canadian securities regulatory authorities. This communication is not a substitute for any registration statement, prospectus, management information circular, proxy statement, proxy circular, tender offer, takeover bid circular or other document (collectively, “Regulatory Filings”) Riot and/or Bitfarms may file with the SEC and/or applicable Canadian securities regulatory authorities in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF RIOT AND BITFARMS ARE URGED TO READ EACH REGULATORY FILING WHEN AND IF FILED BY RIOT AND/OR BITFARMS WITH THE SEC AND/OR APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RIOT, BITFARMS, THE PROPOSED TRANSACTION AND RELATED MATTERS. Any proxy circular, takeover bid circular, management information circular, prospectus or other applicable Regulatory Filing (if and when filed) will be mailed to shareholders of Bitfarms (if and when required to be mailed by applicable law). Investors and security holders will be able to obtain free copies of Regulatory Filings (if and when available) and other documents filed by Riot with the SEC and available at www.sec.gov, and on the “Investor Relations” page of Riot’s corporate website, www.Riotplatforms.com. Investors and security holders will be able to obtain free copies of any documents filed with applicable Canadian securities regulatory authorities by Riot on SEDAR+ at www.sedarplus.ca, and on the “Investor Relations” page of Riot’s corporate website, www.Riotplatforms.com.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC or Canadian securities regulatory authorities. Nonetheless, Riot and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Riot’s executive officers and directors in Riot’s Annual Report on Form 10-K for the year ended December 31, 2023. Additional information regarding the interests of such potential participants will be included in one or more Regulatory Filings filed with the SEC and Canadian securities regulatory authorities if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov, on SEDAR+ at www.sedarplus.ca and by visiting the “Investor Relations” page of Riot’s corporate website, www.Riotplatforms.com.

Contacts

Investor Contacts:
Phil McPherson
303-794-2000 ext. 110
IR@Riot.Inc

Okapi Partners

Bruce Goldfarb / Chuck Garske, (877) 285-5990

info@okapipartners.com

Media Contact:

Longacre Square Partners

Joe Germani / Dan Zacchei

jgermani@longacresquare.com / dzacchei@longacresquare.com